FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc
(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82_____________.

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)

Date: 5 April 2004	By:
Name: J Nicholls Title: Deputy Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 March — 31 March 2004

Information

Public Announcements/Press

Announcement
Company purchases its own securities
(2 March 2004)
Announcement
Company purchases its own securities
(3 March 2004)
Announcement
Transfer of Shares by Diageo Share
Ownership Trustee Limited
(5 March 2004)
Announcement
Messrs Walsh and Rose and Lord Blyth
inform company of their beneficial
interests
(10 March 2004)
Announcement
Company purchases its own securities
(10 March 2004)
Announcement
Lodgment of interim Report and Summary
Financial statements with UKLA
(11 March 2004)
Announcement
Transfer of Shares by Diageo Share
Ownership Trustee Limited
(12 March 2004)
Announcement
Company purchases its own securities
(12 March 2004)
Announcement
Company purchases its own securities
(16 March 2004)
Announcement
Company purchases its own securities
(18 March 2004)
Announcement
Transfer of Shares by Diageo Share
Ownership Trustee Limited
(19 March 2004)

Required by/when

The Stock Exchange, London

Announcement
Company purchases its own securities
(23 March 2004)
Announcement
Company purchases its own securities
(25 March 2004)
Announcement
Transfer of Shares by Diageo Share
Ownership Trustee Limited
(26 March 2004)
Announcement
Company purchases its own securities
(31 March 2004)

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:50 2 Mar 2004
Number	0566W

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 200,000 ordinary shares at an average price of 749.85p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:51 3 Mar 2004
Number	1117W

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 200,000 ordinary shares at an average price of 736.4593p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	12:34 5 Mar 2004
Number	PRNUK-0503

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 5 March 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 457 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan. The Ordinary Shares were sold on 3 March 2004 and 4 March 2004 at prices per Ordinary Share of £7.3557 and £7.4003 respectively by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share

03.03.04	388	£7.3557
04.03.04	69	£7.4003

The total holding of the Trust now amounts to 3,182,881 ordinary shares.

5 March 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:27 10 Mar 2004
Number	PRNUK-1003

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1) that it received notification on 10 March 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that:

(i) the Trustee purchased 44,286 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants in the Plan on 10 March 2004 at a price of £7.37 per share. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan;

(ii) that the following directors of the Company were allocated Ordinary Shares on 10 March 2004 under the Plan, from those purchased by the Trustee as disclosed in (i) above:

Name of Director	Number of Ordinary Shares

N C Rose	24
P S Walsh	24

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £7.37.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of the above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Grand Metropolitan No 2 Employee Share Trust and the Diageo Employee Benefit Trust) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	169,797
P S Walsh	666,870

As a result of purchases, awards and transfers made by the Trustee on behalf of the Company on 10 March 2004 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 3,227,167 Ordinary Shares.

2) that it received notification on 10 March 2004 from Lord Blyth that he has purchased 1,012 Ordinary Shares on 10 March 2004 under an arrangement with the Company, whereby he has agreed to use an amount of £7,500 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £7.37.

As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 39,096.

10 March 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:48 10 Mar 2004
Number	3866W

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 100,000 ordinary shares at an average price of 746.5p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Doc re 2004 Interim Statement
Released	15:11 11 Mar 2004
Number	PRNUK-1103

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 9 PARAGRAPH 32 OF

CONTINUING OBLIGATIONS

Diageo plc (the ‘Company’), announces that in accordance with Chapter 9 paragraph 32 of the Listing Rules, two copies of the Company’s Interim Report for the six months ended 31 December 2003 and Summary Financial Statements notices have been lodged today at the UK Listing Authority’s Viewing Facility.

11 March 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:23 12 Mar 2004
Number	PRNUK-1203

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’), announces that it received notification on 12 March 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’), that the Trustee sold 85 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan. The Ordinary Shares were sold on 10 March 2004 at a price per Ordinary Share of £7.5205 by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share

10.03.04	85	£7.5205

The total holding of the Trust now amounts to 3,227,082 ordinary shares.

12 March 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:01 12 Mar 2004
Number	5080W

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 250,000 ordinary shares at an average price of 736.7177p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:55 16 Mar 2004
Number	6061W

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 200,000 ordinary shares at an average price of 733.674p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:39 18 Mar 2004
Number	7032W

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 200,000 ordinary shares at an average price of 731.2125p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	15:03 19 Mar 2004
Number	PRNUK-1903

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 19 March 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 365 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 4555 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 16 March 2004 at a price per Ordinary Share of £7.3255 by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share

16.03.04	365	£7.3255

Date of
Transaction	No of Ordinary Shares Transferred

16.03.04	4555

The total holding of the Trust now amounts to 3,222,162 ordinary shares.

19 March 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:03 23 Mar 2004
Number	8548W

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 250,000 ordinary shares at an average price of 712.62p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:18 25 Mar 2004
Number	9617W

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 250,000 ordinary shares at an average price of 710.0044p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	12:04 26 Mar 2004
Number	PRNUK-2603

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 26 March 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that on 8 March 2004 the Trustee transferred 768 Ordinary Shares of 28 101/108 pence in the Company (‘Ordinary Shares’) to participants leaving the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

The total holding of the Trust now amounts to 3,221,394 ordinary shares.

26 March 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:54 31 Mar 2004
Number	1903X

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 250,000 ordinary shares at an average price of 715.76p per share.

END